MICROMEM TECHNOLOGIES INC.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2003

This Management's Discussion and Analysis has been revised to provide a more substantive discussion on the business of the Company to assist in analyzing the consolidated financial statements.

This discussion and analysis of financial condition and results of operations for the years ended October 31, 2003, 2002, 2001 2000 and 1999 and should be read in conjunction with the consolidated financial statements and related notes in this report, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the consolidated financial statements of the Company are described in Note 16 to the Company's 2003 consolidated financial statements.

Going concern

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses in its development stage and is still in the development stage. It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

The Company's ability to continue as a going concern is in substantial doubt and it is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing, and successfully bringing its technologies to the market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

  Operating Results

The following table sets forth certain selected financial information of the Company:

Selected statement of operations and deficit information

(all amounts in United States dollars)
	Years ended October 31,
	2003	2002	2001	2000	1999
Interest & other income	$(20,121)	$	$	$	$
		(165,892)	(196,520)	(140,231)	(1,303)
Loss for the period	1,449,965	12,733,015	4,559,625	7,259,356	5,207,78
					7
Loss per share-basic &	0.03	0.27	0.10	0.19	0.14
diluted

Selected balance sheet information

			(all amounts in United States dollars)
Years ended October 31,
	2003	2002	2001	2000	1999
Working capital	$ 100,670	$ 985,551	$ 3,455,108	$ 1,076,127	$(3,173,096)
(deficiency)
Capital Assets	3,768	98,654	336,839	381,125	55,097
Total Assets	350,138	1,583,422	14,454,470	2,219,987	585,327
Shareholder's	104,438	1,391,903	14,124,918	1,684,775	(3,095,695)
equity (deficiency)

Fiscal 2003 Compared to Fiscal 2002

The Company had no operating revenue, its only activities being the development of its memory technologies. Its only income during 2003 was $20,121 (2002: $165,892) being principally interest income.

Costs and expenses decreased 50% from $2,934,444 (excluding the $10 million write down of royalty rights) in 2002 to $1,470,086 in 2003.

During the year, the Company expended $490,914 (2002: $1,601,624) related to its efforts on research and development of its memory technologies, representing 33.4% (2002: 54.6%) of total expenditures (excluding the royalty rights write down). During the year ended 2003, the Company significantly reduced its expenditures on research and development. This was accomplished by closing in house research facilities, located in the United States, enabling the Company to reduce expenditures on facilities, research salaries, consumable materials and equipment expenditures. Research and development activities were subsequently transferred to the University of Toronto, where, pursuant to various agreements, the Company and the University of

Toronto, have been able to procure matching research funds to continue its research and development. Listed below is a summary of significant activities related to the efforts of the Company:

?? In October, 2002, Micromem entered into a 2-year research collaboration agreement ("U of T Research Collaboration Agreement") with Materials and Manufacturing Ontario ("MMO"), the University of Toronto, and Dr. Harry Ruda, Chair Professor in Nanotechnology. Through the collaboration, Micromem will continue its involvement in the research and development of magnetic memory technology, which will be carried out by a highly skilled research team headed and assembled by Dr. Ruda. Under the agreement, Micromem will maintain its ownership of its portfolio of patents and intellectual property to date.

?? In October, 2002, Micromem entered into an Infrastructure Agreement with the University of Toronto, to fund the assembly of a facility for research and development and fabrication of Magnetic Memory ("MMF").

?? In December, 2002, the Company entered into a Collaborative Research Agreement with Communications and Information Technology Ontario ("CITO"), the University of Toronto and Dr. Harry Ruda, Professor of Physics at the University of Toronto for research into "High Density Magnetic Memory Device Development".

?? In March, 2003, the Company entered into an Equipment Transfer Agreement with the University of Toronto; whereby, the Company conveyed equipment to the University for incorporation into the University's magnetic memory facility for the research and development and fabrication of magnetic memory.

?? On November 12, 2003, the Company entered into a second 2-year research collaboration agreement ("Second U of T Research Agreement") with Materials and Manufacturing Ontario ("MMO") and the University of Toronto. Through the collaboration, the Company has continued its involvement in the research and development of magnetic memory technology, carried out by a highly skilled research team headed and assembled by Dr. Harry Ruda. Under the agreement, the Company maintains its ownership of its portfolio of patents and intellectual property that was developed prior to or outside the scope of the agreement.

Furthermore, the collaboration agreements contemplate milestones, which have been achieved to date. The objective in the first phase of the project was to develop a multi-magnet (i.e. multi-bit) array in which each bit could be addressed. The next objective is to marry each bit with a sensor - this work is the focus of the current year's research. As a result, the research and development expenses primarily consists of payments made under research agreements with the University of Toronto, Dr. Ruda and the funding agencies (CITO and MMO), as further detailed below. Payments from the funding agencies (CITO and MMO) are made directly to the University of Toronto and are not reflected in the financials statements of the Company.

The Company paid $87,432 (CDN $136,175) against its commitment under the two year research collaboration agreement that it entered into in October 2002.

Additionally, in December 2002, the Company secured funding in connection with the magnetic memory research program from Communications and Information Technology Ontario (CITO). Under a Collaborative Research Agreement among Micromem, CITO, the University of Toronto and Dr. Harry Ruda, in the first year, CITO provided funding of $106,715 (CDN $154,000) and Micromem has contributed $31,875 (CDN $46,000).

On March 1, 2003, Micromem entered into an agreement with the University of Toronto whereby, Micromem contributed equipment and supplies with an estimated value of $200,000. The equipment was previously used by Pageant Technologies (USA) Inc., at Pageant's former Kansas City Missouri lab facility, and had a book value of $58,302.

Amortization of patents and trademarks commenced in 2002 amounting to an expense of $36,258 (2002: $31,338). During 2003, the Company wrote off $130,839 relating to discontinued Patents and Trademark applications. The Company also assessed the remaining patent and trademark applications registered in the United States and Canada and has expense the residual net book value of $168,981 to reflect the uncertain nature of future events as it will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future; however, the Company maintains ownership of its patents and trademarks and substantively all of its efforts are to advance the technology, through its research and development program discussed above. The Company continues to actively pursue and protect its patents registered in the United States.

The Company has also continued its efforts to reduce administrative expenses in all areas of operation. The Company continues to control costs performed by outside service providers and by performing the work in-house. Reductions in costs include audit, accounting and legal As a result of these efforts, general administration expenses decreased by 47.2% to $176,361 in 2003 from $333,964 in 2002; travel and entertainment decreased by 76.1% from $73,385 in 2002 to $17,508 in 2003.

Professional fees increased by 15.3% to $303,222 in 2003 from $262,927 in 2002; which is reflected in Wages and salaries decrease of 80.0% to $112,437 in 2003 from $562,532 in 2002 as a result of reduced employee levels. The primary sources of reductions were from salaries to various executives. For the year ended 2003, the Company paid to the Chief Executive Office $83,154 (2002 - $100,000), Executive Vice President $76,225 (2002 - $162,066), Chief Financial Officer $20,789 (2002 - $1,590), former Chief Operating Officer $nil (2002 - $216,577) and the former Chief Financial Officer $nil (2002 - 111,583).

Micromem had a net loss of $1,449,965 for 2003 or $0.03 loss per share compared to a net loss of $12,733,015 or $0.27 per share for 2002. The effect on loss per share of the royalty write down in 2002 was $0.22 per share.

Fiscal 2002 Compared to Fiscal 2001

The Company had no operating revenue, its only activities being the development of its memory technologies. Its only income during 2002 was $165,892 (2001: $196,520) being principally the interest it earned on excess funds deployed in short-term deposits and revenue generated through an engineering services contract.

Costs and expenses have increased from $4,725,931 in 2001 to $12,934,444 in 2002. The increase includes a $10,000,000 write down of royalty rights, which, when excluded from costs and expenses would result in a decrease of 42.2% of costs and expenses when compared to similar costs and expenses in 2001.

In March 2001, Micromem's wholly-owned subsidiary, Pageant International, purchased a 40% gross profits royalty ("Estancia Royalty") related to patents and patent applications for VEMRAMTM technology ("VEMRAM Patents") and the remaining 50% interest in the VEMRAMTM Patents and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997 pursuant to an asset purchase agreement (the "Asset Purchase Agreement") among Micromem, Pageant International and Estancia Limited and Richard Lienau for a purchase price of $10 million (which was paid at closing) and a further maximum of $40 million to be paid upon certain stipulated milestones being met. During the year, the Company decided to restructure its operations by closing its research and development facility and adopted a plan to continue its research and development program through a research collaboration with the University of Toronto. Micromem determined that there was significant uncertainty that any amounts would have become payable in respect of the Estancia Royalty. Accordingly, it was determined that a write down of the Estancia Royalty rights in the amount of $10,000,000 was appropriate under current generally accepted accounting principles. Notwithstanding the write down, Micromem is committed to continue its research and development of magnetic memory technology through its research collaboration with the University of Toronto.

During the year, the Company expended $1,601,624 (2001: $2,212,679) related to its efforts on research and development of its memory technologies, representing 57.9% (2001: 46.8%) of total expenditures (excluding the royalty rights write down). During the fourth quarter of 2002, Micromem entered into a two year research collaboration agreement whereby researchers at the University of Toronto will undertake the research and development of magnetic memory technology in collaboration with Micromem. Furthermore, Micromem was successful in obtaining matching funds from Materials and Manufacturing Ontario (MMO - a non profit organization) pursuant to a research collaboration agreement among Micromem, the University of Toronto, Dr. Harry Ruda and MMO. Over the two-year period, Micromem will provide $174,864 (CDN $272,250) with matching contributions from the MMO towards the research and development to be undertaken under the research collaboration. In the fourth quarter of 2002, Micromem paid $87,432 (CDN $136,175) against its commitment. Micromem will have the first right to an exclusive and perpetual worldwide sub-license for all uses of the technology developed under the collaboration. MMO will be entitled to receive a royalty on Micromem's manufacturing revenues from the sale of products incorporating the technology developed under the collaboration.

The Company has also continued its efforts to reduce administrative expenses in all areas of operation. The Company's facilities in Lee's Summit have been closed and all employees at the facility were terminated. The Company has also undertaken to control costs performed by outside service providers by performing the work in-house. Furthermore, Micromem has downsized its head office which will continue to reduce costs into the future. As a result of these efforts, administration expenses decreased by 18.4% from $409,312 in 2001 to $333,964 in 2002; professional fees decreased by 44.5% from $473,653 in 2001 to $262,927 in 2002; travel and entertainment decreased by 64.3% from $205,757 in 2001 to $73,385 in 2002.

Wages and salaries decreased 59.0% from $1,372,375 in 2001 to $562,532 in 2002 as a result of decreasing employee levels (as discussed above) and as a result of changes to the Chairman and CEO's 2001 employment agreement, with effect from November 1, 2001. Effective February 13, 2002, Mr. Fuda resigned as President and Chief Executive Officer of Micromem but continued as Chairman and a director of Micromem and as a director of certain subsidiaries of Micromem. Mr. Fuda's compensation was reduced, with effect from November 1, 2001, to $1.00 per year.

Amortization of patents and trademarks commenced in 2002 amounting to an expense of $31,338. Patents and trademarks will be amortized over 10 years.

Amortization of capital assets decreased from $65,298 in 2001 to $40,635 in 2002 as a result of dispositions of assets due to downsizing.

Micromem had a net loss of $12,733,015 for 2002 or $0.27 loss per share compared to a net loss of $4,559,625 in 2001 or $0.10 per share. The effect on loss per share of the royalty write down in 2002 was $0.22 per share.

Unaudited quarterly financial information

(all amounts in United States dollars)
Quarter ended,	October	July 31,	April	January	October	July 31,	April 30,	January
	31,		30,	31,	31,			31,
	2003				2002
Total Revenue	$ 3,036	$ 642	$ 1,142	$	$ 57,743	$	$	$
				15,301		27,931	66,547	13,671
Loss for the	642,503	165,261	427,60	214,59	10,423,3	628,60	797,439	883,63
period			9	2	41	3		2
Loss per share:
Basic and	0.01	0.005	0.01	0.005	0.22	0.01	0.02	0.02
diluted

Notes:

  The increase in the loss for the quarter ended October 31, 2002 is due to a $10,000,000 write down of royalty rights, the effect of which is $0.22 per share.

B. Liquidity and Capital Resources

Liquidity

The Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell products utilizing its memory technologies. As at October 31, 2003, the Companies net working capital is $100,670 (2002 - $985,551). The Company must obtain additional financing to continue to meet its general and administrative expenses as well as to continue funding future research and development. It is expected that the Company would need to raise an estimated $500,000 to meet 2004 cash requirements. The Company will continue to pursue equity sources of financing to meet cash requirements beyond 2004.

Micromem currently has no lines of credit in place as a source of funds as a result of Company's risk level with respect to its financial condition and must obtain equity financing from investors and from persons who hold outstanding options in order to meet its cash flow needs until it can generate revenues.

Micromem has granted to its directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise his options and there can be no assurance that Micromem will realize any funds.

During 2003, the Company raised $162,500 through private placement of 2,031,250 shares to arms length third parties. Since year-end the company raised a further $270,000 through equity private placements and exercise of options, to fund its working capital requirements.

Capital Resources

Micromem had no material commitments for capital expenditures as of October 31, 2003 or 2002. In March 2001, Micromem and its wholly owned subsidiary, Pageant International, completed the Asset Purchase Agreement described above. The total consideration payable in respect of the purchased assets under the Asset Purchase Agreement is $50 million in the form of cash and shares. Of this amount, $10 million was paid at closing through a cash payment of $2.0 million and the issuance by Micromem of 2,007,831 common shares valued at $3.98 per share. The balance of $40 million is payable in two equal amounts of $20 million each upon achievement of certain stipulated milestones provided that a minimum of 50% of each $20 million payment shall be in the form of shares of Micromem. None of the stipulated milestones have been met and therefore no amounts have been paid toward the balance of the $40 million purchase price.

As no further payments toward the purchase price were made to Estancia under the Asset Purchase Agreement, Pageant is deemed to have conveyed back a percentage of the VEMRAMTM Patents and to have granted a gross profits royalty to Estancia Limited such that Pageant would remain holding a 60% interest in the VEMRAMTM Patents and it would be required to pay a 32% gross profits royalty to Estancia Limited in respect of the VEMRAMTM technology, as of March 9, 2004.

Critical accounting policies

The Corporation's financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for, pre-paid and deposits, pre-development costs and capital assets, patent rights and other assets, the Corporation relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount. The Corporation's significant accounting policies are set forth in Note 3 to its consolidated financial statements, which should be read in conjunction with management's discussion of the Corporation's critical accounting policies and estimates set forth below.

Commitments and Contingencies

The Corporation's activities are subject to various governmental laws and regulations relating to corporations, copyrights, trademarks and patents. These regulations are continually changing. The Corporation believes its activities comply in all material respects with all applicable laws and regulations.

Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to United States dollars as follows:

?? Current assets and current liabilities at exchange rates at the end of the year;

?? Other assets at historical rates; and

?? Revenue and expenses are translated at rates of exchange prevailing at the transaction dates.

?? Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Pre-development costs

The Corporation is in the development stage. Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP.

Risk Factors

The Company and the Company's investors face a number of significant risks, which are described below.

Going Concern

There is substantial doubt about the Company's ability to continue as a going concern because of the substantial losses incurred in the development stage. In addition the Company is still in the development stage and it will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing and successfully bringing its technologies to the market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company Currently Has No Operating Revenue

The Company has no revenues and it does not expect to generate revenues in the near future. If the Company fails to enter into any license agreements it will have no revenues and even if it enters into such agreements the amount of the revenues it receives will depend on the terms it is able to get from each licensee and the ability of each licensee to compete in its particular market.

The Company's Technology is under Development

The Company's technology is currently under development and is therefore not yet proven to be commercially viable. In order that the Company may be able to procure revenue generating licensing arrangements, significant development work remains to be completed.

Products Using the Technology Have Not Yet Been Manufactured

The Company's success depends on whether its technology can be manufactured in large quantities at competitive prices. Failure to be able to manufacture large quantities at competitive prices will seriously hurt the Company's ability to generate revenues.

Competitors are seeking to develop Other Magnetic based Memory Technologies

Most of the major producers of memory components and devices are reported to be conducting research directed towards the development of other non-volatile random access memory technologies. While information concerning such research is difficult to obtain, reports indicate that very large sums of money are being spent and that major companies such as IBM, Motorola and Honeywell, that have enormous resources at their disposal, are involved.

The Company may be materially affected by aggressive competition as the memory and data storage industry is highly competitive, and customers make their decisions based on a number of competitive factors, including the following:

  Functionality

  Technology

  Performance

  Reliability

  System scalability

  Price

  Quality

  Product availability

  Customer service

  Brand recognition

The Company must address each of these factors effectively in order to successfully compete. If the Company is unable to adapt its products and services to changes in these competitive factors, it may never gain market share.

Failure To Receive Continued Financing Will Cause the Business to Suffer

Since the Company expects no revenues in the near future, the Company will need additional financing to continue the research and development and to successfully market the technology to potential licensees. While the Company has had sufficient funds thus far to meet its requirements, there is no assurance it will be able to continue to do so, and failure to raise sufficient funds in the future will affect its ability to develop and market the technology.

Because Much of the Company's Success and Value Depends On Its Ownership and Use of Intellectual Property, the Company's Failure to Protect That Property Could Adversely Affect Its Future Growth and Success

The Company's success will depend on its ability to protect its intellectual property. The Company relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect its proprietary technologies and processes. Despite its efforts to protect its proprietary technologies and processes, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology without authorization, develop similar technology independently or design around its patents. Policing unauthorized use of the Company's products is expensive and difficult, and the Company cannot be certain that the steps it has taken will prevent misappropriation or infringement of its intellectual property.

Intellectual Property Claims Against the Company, No Matter How Groundless, Could Cause Its Business To Suffer

The Company's future success and competitive position depend in part on its ability to retain exclusive rights to its technology, including any improvements that may be made on that technology from time to time by the Company or on its behalf. While the technology is patented or subject to pending patent applications in the U.S.A. and the Company knows of no challenge that has been made either against the technology or against the Company's rights to it, and has no reason to believe that any such challenge might be made or that the grounds for any such challenge exist, if any intellectual property litigation were to be commenced against the Company, no matter how groundless, the result would be significant expense, adversely affecting further development, licensing and sales, and diverting the efforts of its technical and management personnel and, in the event of an adverse outcome, substantial damages and possible restrictions on the further development licensing and use of the technology.

There is no assurance that any of the pending applications will be issued as patents or that any issued patent will not be determined to be invalid at a later date.

No Foreseeable Dividends

Micromem has never paid a dividend on its securities. Micromem does not anticipate paying dividends in the foreseeable future.

Issuance of Additional Securities and Dilution

The board of directors of Micromem has the authority to issue additional Common Shares or other securities of the Company without the prior consent or vote of the Company's shareholders. The issuance of additional Common Shares may have the effect of diluting the proportionate equity interest and voting power of holders of Shares.

Dependence on Key Personnel

The senior managers and employees of the Company are Salvatore Fuda, who serves as the Chairman and Joseph Fuda, who serves as the Chief Executive Officer. Dr. Harry Ruda, and a number of researchers forming the team that he oversees, are key technical personnel, engaged pursuant to research collaboration agreements between the Company and the University of Toronto. The Company's success will depend on its ability to retain certain of its senior management and key technical personnel. It will also depend, to a large extent, on its ability to attract and retain additional highly skilled personnel in the future.

The Company may be materially affected by global economic and political conditions

The Company's ability to generate revenue may be adversely affected by the prevailing uncertainty of the global economy. The Company does not currently anticipate any significant improvement in new technology spending during 2004. During 2002 and 2003, the Company implemented various cost-saving measures to help mitigate the adverse effects of the slowdown in the global economy. The Company cannot provide any assurance that a prolonged economic downturn, particularly as it affects the technology sector, will not have additional adverse effects on the Company's financial condition, results of operations, or our ability to generate revenue. Furthermore, the Company cannot provide any assurance that our cost-saving measures will be successful or sufficient to allow the Company to commence generating revenues in future periods because revenues will be dependent, among other things, upon on completion of the development of the Company's technologies and procuring of revenue generating contracts. The Company's financial condition and results of operations could also be materially affected by unstable global political conditions. Terrorist attacks or acts of war could significantly disrupt the Company's operations and the operations of the Company's future customers, suppliers, distributors, or resellers. The Company cannot predict the potential impact on its financial condition or results of operations should such events occur.

The Company may be materially affected by rapid technological change and evolving industry standards

Short product life cycles are inherent in high-technology industries due to rapid technological change and evolving industry standards. The Company's future financial condition and results of operations depend on its ability to respond effectively to these changes. The Company cannot provide any assurance that it will be able to successfully develop, manufacture, and market innovative new products or adapt its current products to new technologies or new industry standards. In addition, customers may be reluctant to adopt new technologies and standards, or they may prefer competing technologies and standards. Because the technology market changes so rapidly it is difficult to predict the rate adoption of its ferromagnetic memory technology.

The Company may be materially affected by risks associated with new product development

New product research and development is complex and requires the investigation and evaluation of multiple alternatives, as well as planning the design and manufacture of those alternatives selected for further development. Research and development efforts could be adversely affected by any of the following:

  Hardware and software design flaws

  Product development delays

  Changes in data storage technology

  Changes in operating systems

  Changes in industry standards

Manufacturing new products involves integrating complex designs and processes, coordinating with suppliers for parts and components, and managing manufacturing capacities to accommodate forecasted demand. Failure to obtain sufficient quantities of parts and components, as well as other manufacturing delays or constraints, could adversely affect the timing of new product introductions. The Company has experienced product development delays in the past that adversely affected its financial position.

The Company may be materially affected by the risks associated with developing and protecting intellectual property

The Company depends on its ability to develop new intellectual property that does not infringe on the rights of others. The Company cannot provide any assurance that it will be able to continue to develop such new intellectual property.

The Company relies on a combination of U.S. patent, copyright, trademark, and trade secret laws to protect its intellectual property rights. The Company enters into confidentiality agreements relating to its intellectual property with its employees and consultants.

Due to financial constraints, the Company has determined not to file patent and trademark registration applications with foreign governments; this may expose us and our technologies to infringement in foreign jurisdictions.

Despite all of the Company's efforts to protect its intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain or use its intellectual property. Monitoring the unauthorized use of the Company's intellectual property is difficult, particularly in foreign countries. The Company cannot provide any assurance that it will be able to adequately protect its intellectual property.

The Company may be materially affected if it is unable to attract, retain, and motivate key employees

The Company's future success depends in large part on its ability to attract, retain, and motivate its key employees. The Company faces significant competition for individuals who possess the skills required to design, develop, manufacture, and market the Company's technologies. An inability to successfully attract, retain, and motivate these employees in the future could have an adverse effect on the Company's future financial condition and results of operations.

Volatility of Common Share Price and Volume

Shareholders of Micromem may be unable to sell significant numbers of common shares of Micromem on the NASD OTC-BB (where the common shares are currently traded) without a significant reduction in the price of the shares, if at all.

Furthermore, there can be no assurance that the Company will be able to meet the listing requirements of, or achieve listing on, any other stock exchange. The market price of the common shares of the Company may be affected significantly by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, action by governmental agencies against the Company or the industry in general, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, the interest of investors, traders and others in public companies such as the Company and general market conditions. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization companies, have experienced fluctuations which have not necessarily been related to the operating performances, underlying asset values or prospects of such companies.

Foreign Exchange Risks

Because we have historically raised funding in U.S. dollars, and our costs are denominated in Canadian dollars we may be subject to foreign exchange risks. A decrease in the value of either of the U.S. dollar relative to the Canadian dollar could affect our burn rates and potential profitability. We do not currently hold forward exchange contracts or other hedging instruments to exchange foreign currencies for U.S. dollars to offset currency rate fluctuations.

Trading Activity in our Stock may be Reduced

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks, like shares of our common stock, generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on Nasdaq). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.